Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818 775-201-8331 fax 775-232-1950

April 5, 2010

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A
File No: 333-164396

Subject: Withdrawal of Request for Acceleration

Dear Ladies and Gentlemen:

The undersigned, Advanced Pipe Fitting Technologies, Inc. a Nevada corporation (the “Registrant”), has filed a Registration Statement on Form S-1/A (No. 333-164396) on March 25th 2010 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that they would like to withdraw its request for acceleration dated March 30, 2010.

Advanced Pipe Fitting Technologies, Inc.

By: /s/ Yanzhang Li
Yanzhang Li, Chief Executive Officer